One Corporate Center
Rye, NY 10580-1422
Tel. (914) 921-7732
Fax (914) 921-5384
pgoldstein@gabelli.com



# GAMCO Asset Management Inc.

March 16, 2009

<u>Via Fax and Overnight Mail</u>

Mr. Byron S. Krantz, Secretary
Hawk Corporation
200 Public Square
Suite 1500
Cleveland, Ohio 44114

**Re: Stockholder Proposal**

Dear Mr. Krantz:

I am enclosing on behalf of GAMCO Asset Management Inc. ("GAMCO"), a stockholder proposal and supporting statement that we intend to present directly to the stockholders at the 2009 annual meeting of stockholders of Hawk Corporation ("Hawk").

GAMCO intends to propose a resolution that urges the stockholders to vote to request that the Board of Directors redeem the preferred share purchase rights issued pursuant to the Amended and Restated Rights Agreement, dated as of January 4, 2008. We understand that, as set forth in Hawk's proxy statement for its 2008 annual meeting, management will only be permitted to vote proxies in its discretion if it advises stockholders in its 2009 proxy statement about the nature of the proposed matter and how management intends to vote on the matter. Accordingly, GAMCO urges you to include GAMCO's proposal in Hawk's proxy statement for its 2009 annual meeting. A copy of the supporting statement for GAMCO's proposal is enclosed.

GAMCO beneficially owns approximately 857,571 shares of Hawk Class A Common Stock. According to our information, this represents 9.87% of the outstanding Class A Common Stock. Attached as Exhibit A are GAMCO's Initial Schedule 13D and Amendments 1 through 5 to the Schedule 13D. In addition, we have attached as Exhibit B a letter from JP Morgan Chase, stating that it is the custodian for an account that has held over 50,000 shares of the Class A Common Stock of Hawk since March 1, 2008. GAMCO is the investment adviser for this account (see EQ Advisors Trust 2008 Annual Report, p. 62, Exhibit C hereto). As stated in the enclosed Affidavit of Peter D. Goldstein, GAMCO, as the investment adviser for this account, possesses the power both to dispose of these shares and vote the shares, and therefore has beneficial ownership over the shares. Finally, attached as Exhibit D are Schedules 13F filed on behalf of GAMCO reflecting GAMCO's holdings of Hawk Class A Common stock as of December 31, 2007 and March 31, 2008.

These schedules and the other documents submitted substantiate that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the Class A Common Stock of Hawk since March 1, 2008. The Schedule 13D and 13F filings also are readily available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov.

Finally, the enclosed Affidavit, in addition to attesting to the fact that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the Hawk Class A Common Stock from March 1, 2008 to the present, also certifies that GAMCO intends to continue beneficial ownership of such securities through the date on which Hawk holds its 2009 annual meeting.

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me at (914) 921-7732.

Sincerely,



Peter D. Goldstein
Director of Regulatory Affairs

PDG:km

Enclosures

# STOCKHOLDER PROPOSAL

RESOLVED: *that the stockholders of Hawk Corporation (the "Company") request that the Board of Directors redeem the preferred share purchase rights issued pursuant to the Amended and Restated Rights Agreement, dated as of January 4, 2008, unless the holders of a majority of the outstanding shares of Class A Common Stock approve the issuance at a meeting of the stockholders held as soon as practical.*

## SUPPORTING STATEMENT

On January 4, 2008, the Board of Directors adopted an Amended and Restated Rights Agreement. The Rights represent a corporate anti-takeover device, commonly known as a "poison pill." Absent Board intervention, the Rights are exercisable when a person or group acquires a beneficial interest in 15% or more of the then outstanding Class A Common Stock of the Company. Once exercisable, the Rights entitle holders to purchase shares of the Company's Series E Preferred Stock.

We oppose the use of Rights to prevent a potential bidder from effecting any merger or tender offer that is not approved by the Board of Directors. A poison pill stops a potential bidder from taking their offer directly to the stockholders even if an overwhelming majority would have accepted the offer. The potential bidder must instead negotiate with management, and a Board or management may sometimes have interests that conflict with interests of the stockholders. In effect, the pill allows a Board to arrogate to itself the sole right to determine what price a potential buyer must pay to acquire the entire company. The power of stockholders to accept an offer by a potential bidder provides an important check and balance on management and the Board in their stewardship of the stockholders' interests. We believe the stockholders should retain the right to decide for themselves what represents a fair price for their holdings.

WE URGE STOCKHOLDERS TO VOTE IN FAVOR OF THIS PROPOSAL.

# AFFIDAVIT OF PETER D. GOLDSTEIN

STATE OF NEW YORK    )
                            )
COUNTY OF WESTCHESTER    )

Peter D. Goldstein, being duly sworn, deposes and says:

1.  I am Director of Regulatory Affairs of GAMCO Asset Management Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the stockholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of Hawk Corporation ("Hawk") for Hawk's 2009 Annual Meeting of Stockholders.

2.  GAMCO has been beneficial owner of at least 1% or $2000 in market value of the outstanding Class A Common Stock of Hawk throughout the period since March 1, 2008 through the date hereof. GAMCO's beneficial ownership during this period of time derives in part from the fact that GAMCO has been the investment manager for the EQ/GAMCO Small Company Value Fund (the "Fund Account"), since prior to March 1, 2008, and the Fund Account has held in excess of 50,000 shares of Hawk Class A Common Stock from March 1, 2008 through the date hereof. As investment adviser for the Fund Account during this period of time, GAMCO has both dispositive and voting control over the securities, and therefore is the beneficial owner of the securities. GAMCO intends to continue to be the beneficial owner of at least 1% or $2000 in market value of the outstanding Class A Common Stock of Hawk through the date on which Hawk's 2009 annual meeting is held.





A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in the notice.

Peter D. Goldstein

Sworn to before me this
16th day of March 2009

Notary Public

GEORGE MALDONADO
Notary Public - State of New York
NO. 01MA6166667
Qualified in Westchester County
My Commission Expires 5/21/2011

Exhibit A.

Initial Schedule 13D and Amendments 1 through 5 referenced in Exhibit A, filed on June 9, 2008, July 10, 2008, September 3, 2008, October 3, 2008, November 21, 2008 and March 12, 2009, respectively (complete filings available on EDGAR).

**JPMorganChase**

March 12, 2009

To GAMCO Asset Management Inc.:

This will confirm that JP Morgan Chase is custodian for an account in the name of the EQ/GAMCO Small Company Value Fund (the "Fund Account") and that the Fund Account has held in excess of 50,000 shares of the Class A Common Stock of Hawk Corporation from March 1, 2008 through the date hereof.

Regards,

*Erin E. McGowan*

Erin E. McGowan
JPMorgan

Ex C

# EQ Advisors Trust
# 2008 Annual Report

This report is certified under the Sarbanes-Oxley Act of 2002, which requires that public companies, including mutual funds, affirm that the information provided in their annual and semi-annual shareholder reports fully and fairly represents their financial position.

## PORTFOLIO ADVISER

➢ GAMCO Asset Management, Inc.

## PERFORMANCE RESULTS



**Growth of a $10,000 Investment**
**12/31/98 – 12/31/08**

EQ/GAMCO Small Company Value Portfolio
- Portfolio Class IB Shares ($18,961)
- Russell 2000 Value Index ($18,087)

| Annualized Total Returns as of 12/31/08 | | | | |
|---|---|---|---|---|
| | 1 Year | 5 Years | 10 Years | Since Incept.** |
| Portfolio – IA Shares* | (30.49)% | 2.66% | 6.65% | 11.24% |
| Portfolio – IB Shares | (30.68) | 2.58 | 6.61 | 11.22 |
| Russell 2000 Value Index | (28.92) | 0.27 | 6.11 | 9.77 |

*Investment operations commenced with respect to Class IA shares on July 13, 2007.
Returns shown for Class IA shares prior to this period are derived from the historical performance of Class IA shares adjusted to reflect the 12b-1 fees, applicable to Class IB shares; Class IB shares are not subject to any 12b-1 fees.*
**Date of inception 8/1/88*
*Returns for periods greater than one year are annualized*

*Past performance is not indicative of future results.*

## PERFORMANCE SUMMARY

The Portfolio's Class IB shares returned (30.68)% for the year ended December 31, 2008. The Portfolio's benchmark, the Russell 2000 Value Index, returned (28.92)% over the same period.

**Portfolio Highlights**
*For the year ended December 31, 2008*
**What helped performance during the year**

- CSK Auto was bought by O'Reilly Automotive which aided performance when the stock doubled.

- Alpharma became a leading contributor to performance when it was bought by King Pharmaceuticals for $37 per share in cash.

- CH Energy, a small electric and gas distribution utility, and James River Coal both registered high returns.

- Autonation, the largest retailer in new and used care sales and service in the U.S., derives 95% of its fixed costs from service and parts, rose despite a difficult auto environment.

**What hurt performance during the year**

- Media stocks were among the worst performers as consumer weakness translates into lower advertising dollars.

- Hotel and Gaming stocks fell on lower revenues as consumers pulled back spending detracting from the Portfolio's performance.

- The Portfolio's holdings in manufactured housing and building products were down sharply putting a drag on performance.

**Portfolio Positioning and Outlook**
The Treasury and Federal Reserve's initial focus has been to provide liquidity to the financial system and bolster the balance sheets of insolvent banks. Without readily available credit, it becomes difficult for consumers to purchase homes and cars, and for businesses to invest and acquire. Normally, the creation of so much money could be expected to stoke inflation, but it appears that in the short term, the deflationary forces of asset price devaluation and job losses have kept inflation in check. We believe the situation will improve for several reasons: stocks are cheap, with many at valuations not seen in decades. A new administration can instill confidence in the system to allay investor fears and may institute a new economic stimulus package. Lower oil prices should be viewed as good news, as they are similar to a massive tax cut for the consumer. Unprecedented values that we see today may result in attractive returns tomorrow.

Exhibit D.

Schedules 13F referenced in Exhibit A, filed on March 4, 2008 and May 15, 2008 (complete filings available on EDGAR)